June 9, 2010

Michael Balmuth, Chief Executive Officer
Ross Stores, Inc.
4440 Rosewood Drive
Pleasanton, California 94588-3050

   RE: **Ross Stores, Inc.**
       Schedule 14A for Annual Meeting May 19, 2010
       Filed April 12, 2010
       File No. 0-14678

Dear Mr. Balmuth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A for Annual Meeting May 19, 2010

Board Leadership Structure… page 8

1. We note that the company has separated the roles of chairman and chief executive officer. In future filings, please explain why the company has determined that its leadership structure is appropriate. Refer to Item 407(h) of Regulation S-K in this regard. Please provide us with proposed draft disclosure.

Compensation Committee, page 8

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

                                    Sincerely,

                                      John Reynolds,
                                      Assistant Director

cc: via fax (925) 965-4388